December 3, 2025	1331 NW Lovejoy St, Ste. 900 Portland, OR 97209-3280 503.226.1191 Phone 503.226.0079 Fax 503.226.8636 Direct apear@buchalter.com

Rebekah Reed /Donald Field Division of Corporate Finance Securities and Exchange Commission 100 F Street, NE Washington, DC 20549

Re:	aShareX Fine Art, LLC
Post-Effective Amendment No. 5 to Offering Statement on Form 1-A Filed September 16, 2025
File No. 024-12351

Dear Rebekah:

On behalf of aShareX Fine Art, LLC (the “Company”), this letter is submitted in response to the Staff’s comment letter, dated November 21, 2025, relating to the above-captioned Post-Qualification Amendment to the Offering Statement on Form 1-A submitted on September 16, 2025 (the “PQA 5”). There were three comments from the Staff and they and the Company’s response is set forth below. The Company is also concurrently submitting Post-Effective Amendment No. 6 (“PQA 6”), which includes the modifications discussed in the below responses. Capitalized terms not otherwise defined herein shall have the meaning set forth in the PQA 6.

Comment 1

Description of Business

Traditional Auctions and Fixed Price Auctions

Fixed Price Auction Bidding Process, page 37

1. Please provide additional specificity as to when the “defined pre-bid phase prior to the Offering” and “Bid Period” referenced elsewhere will begin and end, particularly in relation to the qualification of the post-qualification amendment. In this regard, it is unclear whether you intend to accept “pre-bids” prior to qualification under the fixed price auction model. If you intend to accept such pre-bids, please confirm and clearly disclose whether such pre-bids will be non-binding and subject to affirmative confirmation after qualification, as you state with respect to the traditional auction model. Refer to Rule 255 under the Securities Act of 1933.

Rebekah Reed/Donald Field

December 3, 2025

Response to Comment 1

In response to Comment 1, we have revised the PQA 6 discussing the bidding process to provide additional specificity, including (1) the Offering for Series 12 will not have a pre-bid phase prior to the Offering, and (2) the timeline for pre-bid stages that may be included in future Offerings. In particular, while the length of the pre-bid phase will vary by Offering, in no event will a pre-bid become binding prior to the qualification of the Offering Statement associated with the Offering. Any pre-bid will not become binding unless and until the investor affirmatively confirms such pre-bids after the qualification of the Offering Statement, as stated with respect to the traditional auction model.

Comment 2

Appendix D

The Collectible Car (Series 12), page 81

2. Please elaborate on the current ownership status of the Series 12 asset and disclose how its purchase price was determined. Explain whether and how you have obtained the right to purchase such asset if the fixed price auction is successful. To the extent there are risks of variations in the purchase price or inability to acquire the asset, please provide appropriate risk factor disclosure. Additionally, to the extent you have entered into an asset purchase agreement related to the Series 12 asset, please disclose the material terms of such agreement in Appendix D and file the agreement as a material contract. Refer to Item 17(6) of Part III of Form 1-A.

Response to Comment 2

We have added language to Appendix D to clarify that the Series 12 asset is currently subject to a consignment agreement, and that the Managing Member has negotiated with the consignor to purchase the Series 12 asset at a fixed price if the fixed price auction (renamed in PQA 6 as a “Fixed Price Offering”) is successful. The consignment agreement, redacted to protect certain proprietary but immaterial terms, has been added as an exhibit to PQA 6 and additional disclosures summarizing the terms of the agreement have been added to Appendix D.

Rebekah Reed/Donald Field

December 3, 2025

To that end, the only risks to the purchase price and the execution of the acquisition of the asset would be the Company’s failure to raise sufficient funds by the end of the negotiated consignment period, or a breach of contract by the consignor. We have added a risk factor to that effect.

Comment 3

Where you describe the “fixed price auction” model early in the filing, please provide additional detail as to how the offering differs fundamentally from the “traditional auction” model. For example, explain, if true, that the price of the asset has been established by third parties or direct negotiations between the applicable parties and is not being set through a bidding process. Please tell us your consideration of characterizing this offering as an “auction,” as it appears to resemble a more typical subscription for shares on a first come, first served basis, with a minimum/maximum aggregate offering amount.

Response to Comment 3

The Offering related to Series 12 is effectively a typical subscription for shares on a first come, first served basis, with a minimum/maximum aggregate offering amount. The price of the asset has been established by third parties or direct negotiations between the applicable parties and is not being set through a bidding process. The fixed price “auction” language was intended to be consistent with the Company’s overall business strategy of Offering fractional interests in items traditionally only available in the “auction” setting. However, for clarity, we have modified PQA 6 to reflect that the Offering for Series 12 is a fixed price “offering”, to better indicate that its structure is consistent with more traditional offerings of securities.

Thank you for your consideration of the foregoing.

Best regards,

BUCHALTER
A Professional Corporation

Alison M. Pear
Shareholder

cc:	Alan Snyder
Joel Parrish
Nick Thomas